200 University Ave., Suite 300
Toronto, Ontario M5H 4H1
T 416.361.0930 F 416.342.0590

VIA ELECTRONIC TRANSMISSION

January 27, 2014

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON RARE METALS INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on January 24, 2014 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"):

1	Proxy - Registered Holders

2	Voting Instruction Form - NOBOs

3	Notice of Meeting and Management Information Circular (Including Financial Statements and MD & A) - to NOBOs requesting full packages only

4	Proxy Return Envelope

Yours truly,

EQUITY FINANCIAL TRUST COMPANY

''Lori Winchester''

Senior Relationship Manager

lwinchester@equityfinancialtrust.com

tmxequitytransferservi